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SEC FILE NUMBER
8-69889

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MMX GLOBAL PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

328 BARRY AVENUE S, SUITE 205
(No. and Street)

WAYZATA	MN	55391
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

BRIAN LEFTWICH	917-518-0245	brian.leftwich@mmxmanagement.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN LEFTWICH, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MMX GLOBL PARTNERS, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CHIEF FINANCIAL OFFICER

Notary Public

Steven D. Pinckney, Jr.
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 06/30/2025
Comm. ID # 50130495

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MMX GLOBAL PARTNERS, LLC

TABLE OF CONTENTS

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MMX Global Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MMX Global Partners, LLC (the "Company") as of December 31, 2021, the related statements of operations and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MMX Global Partners, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MMX Global Partners, LLC's management. Our responsibility is to express an opinion on MMX Global Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to MMX Global Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of MMX Global Partners, LLC's financial statements. The supplemental information is the responsibility of MMX Global Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as MMX Global Partners, LLC's auditor since 2021.

Hauppauge, New York
March 30, 2022

Nawrocki Smith LLP

MMX GLOBAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021

Assets	
Cash	$53,142
Accounts receivable	242,211
Total assets	$295,353
Liabilities and Member's Equity	
Liabilities:	
Due to related party	$11,708
Accrued expenses	8,062
Total liabilities	19,770
Member's equity	275,583
Total liabilities and member's equity	$295,353

The accompanying notes are an integral part of these financial statements.

MMX GLOBAL PARTNERS, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2021

Revenue:	
Placement fees	$1,607,177
Other	190,755
Total revenue	1,797,932
Expenses:	
Compensation and benefits	1,114,338
Occupancy	97,261
Professional fees	120,904
Travel and entertainment	103,431
Information technology	33,883
Regulatory fees	16,031
Other allocated expenses	162,236
Total expenses	1,648,084
Net income	149,848
Member's equity - beginning of year	456,101
Contributions from member	105,000
Distributions to member	(435,366)
Member's equity - end of year	$275,583

MMX GLOBAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

Cash flows from operating activities:	
Net income	$149,848
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Accounts receivable	176,559
Due to related party	(43,020)
Accrued expenses	8,062
Net cash provided by operating activities	291,449
Cash flows from financing activities:	
Contributions from member	105,000
Distributions to member	(435,366)
Net cash used in financing activities	(330,366)
Decrease in cash	(38,917)
Cash:	
Beginning of year	92,059
End of year	$53,142

The accompanying notes are an integral part of these financial statements.

Note 1 NATURE OF BUSINESS

MMX Global Partners, LLC (the "Company") is a Delaware limited liability company. The Company is a limited broker dealer that does not maintain any customer accounts or hold any customer funds or securities. The Company services customers primarily located in the United States. The Company is primarily engaged in providing fund raising and placement services for investment management funds.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and its membership was approved on January 5, 2018. The Company is also a member of the Securities Investor Protection Corporation (SIPC).

The Company is wholly owned by MMX Management, LLC. (the Member).

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ASPECTS OF A LIMITED LIABILITY COMPANY

As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of Member interest. Allocation of profits, losses and distributions are in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

CASH

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in these accounts. The Company believes it is not exposed to significant credit risk on cash.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Customer receivables are considered past due if any portion of the receivable balance is outstanding past the due date established by the Company. Such receivables primarily consist of receivables resulting from placement fees and expense reimbursement arrangements. Based on management's assessments of credit history with customers having outstanding balances and current relationships with them, the Company has concluded that realization of losses on balances outstanding at year-end would be insignificant. As such, no allowance for doubtful accounts has been established. There were no amounts recorded to bad debt expense for the year ended December 31, 2021.

REVENUE RECOGNITION

Placement Fees - The Company receives a fee for successfully raising capital. These fees vary on a contract by contract basis but are typically tied to the net assets in the fund, the amount raised and/or management fee plus performance fee. The percentage paid and terms vary by contract. The Company recognizes placement fee revenue straight-line over the life to contract if the fee is known or can be reasonably estimated. If the fee is based on net assets in the fund, the revenue is recognized quarterly over the life of the contract since these fees cannot be reasonably determined as such fees are subject to fluctuations in the market.

Performance Fees - As additional consideration for the placement services noted on the previous page, the Company may receive fees that vary based on specified performance measures. These fees are earned once account returns have exceeded the specified performance measures and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified compound hurdle rate, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized at the end of the contract term once it is deemed probable the Company will receive. The Company believes that ratable recognition over the service period is not the appropriate approach since there is no way to estimate market conditions, funds performance and estimated amounts until the end of the contract period, which typically extend over multiple years. Performance fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Retainer Fees - The Company receives a monthly retainer the initial year of a performance contract. The retainer fee is recognized ratably over a twelve month period and although part of a performance fee contract, the fee negotiated is separately stated and non-refundable even if the customer doesn't successfully raise capital. The retainer fee is for services provided for fundraising preparation, fundraising strategy, market research and other services to assist customer with their fundraising efforts.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. The Member reports all items of Company income, expense, gain and loss on its income tax return and is liable for the resulting income tax liability on these items. Accordingly, the financial statements do not reflect a provision for income taxes.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition or disclosure through March 30, 2022, the date the financial statements were available to be issued, noting that there are no matters which require disclosure in the financial statements.

Note 3 UNIFORM NET CAPITAL RULE

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2021, the Company had net capital of $33,372, which was $28,372 in excess of its required net capital of $5,000 and a ratio of aggregate indebtedness to net capital of .59 to 1.

Note 4 RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with its Member. Under this agreement, the Company will pay for all expenses incurred directly by the Company as well as all allowable general expenses of the Member. As of December 31, 2021, the Company owed the Member $11,708 under this agreement.

Note 5 CONTINGENCIES

The Company is subject to various claims, legal proceedings and investigations covering a wide range of matters that may arise in the ordinary course of business. Management believes the resolution of claims and pending litigation will not have material effect, individually or in the aggregate, on the financial statements of the Company.

As of December 31, 2021, the Company is involved in a non-compete legal proceeding and the outcome is unknown.

MMX GLOBAL PARTNERS, LLC
SUPPLEMENTAL INFORMATION
As of December 31, 2021

Exemption Report to Rule 17a-5(d)(4) of the Securities Exchange Act of 1934

Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1

Net capital:	
Total ownership equity from statement of financial condition	$275,583
Deductions and/or charges:	
Non-allowable assets: Accounts Receivable	$242,211
Net capital before haircuts	$33,372
Haircut on securities	
Net capital	$33,372
Aggregated indebtedness:	
Total liabilities from statement of financial condition	$19,770
Computation of basic net capital requirements:	
Minimum net capital required	$5,000
Excess net capital	$28,372
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$27,372
Ratio of aggregate indebtedness to net capital	.59 to 1

No reconciliations deemed necessary since no material differences were noted in the computation of net capital.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MMX Global Partners, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) MMX Global Partners, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, broker selling interests in unregistered private investment funds and advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

MMX Global Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
March 30, 2022

Nawrocki Smith LLP

MMX GLOBAL PARTNERS

MMX Global Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to *private placements of securities, broker selling interests in unregistered private investment funds and advisory services*, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Date: March 30, 2022

DocuSigned by:

Mark Marxer

AE81174A97B9444...

Mark Marxer, CEO

DocuSigned by:

Brian Leftwich

996181C623BE474...

Brian Leftwich, CFO

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
MMX Global Partners, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of MMX Global Partners, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
March 30, 2022

Nawrocki Smith LLP